     EXHIBIT 12
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (IN THOUSANDS, EXCEPT RATIO DATA)

	Nine Months
	Ended
	September 30,	Fiscal Year Ended December 31,
	2007	2006	2005	2004	2003	2002

Loss before benefit for income taxes	(9,300,093)	(19,101,235)	(22,345,714)	(1,885,065)	(8,116,236)	(40,863,665)

Add: fixed charges	1,291,399	983,295	1,396,678	1,282,540	1,329,775	2,068,071

Income before taxes and fixed charges	(8,008,694)	(18,117,940)	(20,949,036)	(602,525)	(6,786,461)	(38,795,594)

Fixed charges

Interest expense	98,778	203,466	457,004	283,240	298,182	861,760
Interest capitalized	—	—	—	—	—	—
Amortized premiums, discounts	677,274	29,356	—	—	—	—
Amortized capitalized expenses related to indebtedness	120,510	6,695	—	—	—	227,737
Estimated Interest in rent expense	394,837	743,778	939,674	999,300	1,031,593	978,574
Preference security dividend requirements	—	—	—	—	—	—

Total Fixed Charges	1,291,399	983,295	1,396,678	1,282,540	1,329,775	2,068,071

Ratio of earnings before taxes and fixed charges to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)

(1)	During each of these periods we had losses and the ratio coverage was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed to generate additional earnings of $9.3 million for the nine months ended September 30, 2007, and $19.1 million, $22.3 million, $1.9 million, $8.1 million and $40.9 million for fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.